INTRICON CORPORATION


                                 August 22, 2005


By EDGAR and Facsimile to (202) 551-3663

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Attn: Mr. Jay Webb, Reviewing Accountant

      RE:      INTRICON CORPORATION
               FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILE NO. 001-05005


Dear Mr. Webb:

     The Company hereby submits the Company's responses to comments raised in the Staff's letter, dated August 8, 2005 (the "Comment Letter"). The responses set forth below are numbered to correspond to the comment numbers in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 9A - CONTROLS AND PROCEDURES, PAGE 19

1. We note your statement that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section 11.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our web site at http://www.sec.gov/rules/final/33-8238.htm.

     RESPONSE: The Company addressed the Staff's comment in its Form 10-Q for the quarter ended June 30, 2005 ("Form 10-Q") and will continue to do so in future filings. The language in the Form 10-Q was revised to read as follows:

U.S. Securities and Exchange Commission
August 22, 2005
Page 2

     "Based upon the Disclosure Controls Evaluation, the Company's chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures were effective to provide a reasonable level of assurance that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the specified time periods in the Securities and Exchange Commission's rules and forms."


2. Tell us and revise this section in future filings to describe the specific actions that you have taken to correct the internal control deficiencies previously noted. You reference correction of accounting for research and development expenses and the implementation new policies and procedures, but you do not tell investors what specific actions have been taken to remediate these deficiencies.

     RESPONSE: In the Form 10-Q, the Company addressed the Staff's comment by adding the following disclosure:

     "The methodology for accounting for the Company's research and development expenses was corrected prior to the end of the quarter covered by this report and the Company initiated the policies and procedures described below:

     o The Company implemented education programs within the Company to ensure that all finance and accounting employees are adequately trained and supervised in the application of U.S. GAAP.

     o The Company created stronger communication protocols and relationships between the Company's management and its finance and accounting personnel to ensure proper accounting analysis and treatment.

     o The Company added internal review controls to insure that capitalized projects appearing on the balance sheet are reviewed and approved by management on a quarterly basis.

     The Company also restated its financial statements and corrected its accounting practices as further described in Note 2 of the Notes to Consolidated Condensed Financial Statements."

EXHIBIT 13 - FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 20

3. We note that during fiscal 2004 you recorded a $3.1 million gain related to the disposal of the headquarters for your discontinued Heat Technology business as operating income. We also note the asset was classified as held for sale in your balance sheet prior to it being sold. Please tell us why this gain is properly presented within operating income and not within discontinued operations. We may have further comments after reviewing your response.

U.S. Securities and Exchange Commission
August 22, 2005
Page 3


     RESPONSE: The Company believes the gain is properly presented within operating income and not within discontinued operations because the building was for sale and recorded separately as an asset held for sale, per FAS 144, Par. 30, on the balance sheet prior to the decision to sell the heat technology business. This asset did not meet the definition of discontinued operations per FAS 140, Par. 41. When the Company restated the financials for the discontinued operations of the heat technology business, the asset held for sale continued to be reported separately, and not as a component of the discontinued operations. The building was not sold as part of the discontinued operations, but as a separate asset. The building was sold as a separate asset on June 23, 2004 and the net assets of the heat technology business were sold on March 31, 2005.


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 25

REVENUE RECOGNITION, PAGE 25

4. We note you "recognize revenue when products are shipped and the customers take ownership. . ." Describe to us and disclose in future filings the basis for revenue recognition at the time of shipment of products, including the shipping terms and whether there are any post shipment obligations, customer acceptance issues, warranty obligations or rights of return.

     RESPONSE: The Company expanded its disclosure in the Form 10-Q to read as follows:

     "The Company's continuing operations recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Under contractual terms shipments are generally FOB shipment point.

     Customers have 30 days to notify the Company if the product is damaged or defective. Beyond that, there are no significant obligations that remain after shipping other than warranty obligations. Contracts with customers do not include product return rights, however, the Company may elect in certain circumstances to accept returns for product. The Company records revenue for product sales net of returns. Net sales also include amounts billed to customers for shipping and handling, if applicable. The corresponding shipping and handling costs are included in the cost of sales.

     In general, the Company warrants its products to be free from defects in material and workmanship and will fully conform to and perform to specifications for a period of one year. While the Company's warranty costs have historically been within its expectations, the Company cannot guarantee that it will continue to experience the same warranty return rates or repair costs that it has experienced in the past."

U.S. Securities and Exchange Commission
August 22, 2005
Page 4


NOTE 4  ACQUISITION, PAGE 7

5. We note that you reacquired Selas Waermetechnik GmbH in the third quarter of 2004. We also note you sold the subsidiary during the first quarter of 2005 as part of your Burners and Components business and have classified the segment as a discontinued operation in your financial statements. Please tell us how your accounting and presentation for the sale and reacquisition of Selas Waermetechnik GmbH complies with generally accepted accounting principles, including SFAS 141 and 144. Please also provide us with the following information in regards to this transaction:

     RESPONSE: Staff's attention is directed to the final bullet point for an explanation on compliance with generally accepted accounting principles, including SFAS 141 and 144.

     o Tell us if this subsidiary's assets and liabilities were included in your consolidated balance sheet prior to your reacquisition, and, if so tell us the carrying value of such assets and liabilities;

     RESPONSE: On August 4, 2003, the Company's French subsidiary, Selas SAS, filed insolvency in France. This filing was made at the direction of the President of Selas SAS and was not approved or authorized by the Company or the Company's Board of Directors. As a result of the insolvency filing, Selas SAS and its six wholly-owned subsidiaries, including Selas Waermetechnik GmbH ("SWT"), immediately came under the control of the French insolvency court. As a result of the loss of control by the Company, the assets and liabilities of Selas SAS, SWT and the other subsidiaries of Selas SAS were written off on August 4, 2003, the date of the insolvency filing. Accordingly, SWT's assets and liabilities were no longer shown on the Company's balance sheet. No options were granted by the French courts to reacquire any of the subsidiaries and the Company had no expectation of reacquiring the assets of any of the subsidiaries of Selas SAS. The Company submitted a bid to acquire SWT in November 2003. The administrator approved the Company's bid and, in August 2004, the Company reacquired SWT. The Company believed that the reacquisition of SWT would benefit the Company's remaining burners and components business because it would enhance its presence in Europe making the burners and components business more attractive to potential acquirors. On March 31, 2005, the Company sold the remaining assets of its burners and components business, including SWT.

     o Tell us at what dates you performed your impairment analysis of the Selas assets and provide us with calculations for any impairment charges you recorded. Also tell us if these impairment charges represented a full or partial write off of the Selas assets;

     RESPONSE: Regarding SWT, no impairment analysis was performed and no impairment charges were recorded because the assets and liabilities of SWT were fully written off in the third quarter of 2003 when Selas SAS and its subsidiaries filed insolvency. The Staff's attention is directed to the responses to the following two bullet points for an explanation on the amounts written off at the time of abandonment and the subsequent reacquisition price.

U.S. Securities and Exchange Commission
August 22, 2005
Page 5


     o Please tell us if you previously transferred these assets and liabilities to the French insolvency court and how such transfer was recorded. Also tell us how you accounted for your option to reacquire this subsidiary;

     RESPONSE: As indicated in the Company's response to the first bullet point above, Selas SAS and its six wholly-owned subsidiaries, including SWT, immediately came under the control of the French insolvency court on August 4, 2003 as a result of the insolvency filing. At the time of the insolvency filing, the assets and liabilities for Selas SAS and its subsidiaries were fully written off.

     As previously noted, the Company did not have an option to acquire SWT.

     Footnote 3 of the Company's Consolidated Financial Statements in the Form 10-Q for the third quarter of 2003 reflected a loss on the abandonment of the European assets which consisted of Selas SAS and its subsidiaries in the amount of $2,176,929. The assets and liabilities of SWT were part of that loss.


     o Tell us the types of assets and liabilities you acquired and your basis for determining their fair values;

     RESPONSE: At the time of the reacquisition in August 2004 the balance sheet of SWT consisted mainly of working capital amounts. The Company reviewed the book value of the assets and liabilities, determined the values were a reasonable representation of market value, and thus recorded the assets and liabilities at their book value. The Company paid the French courts $10,508, recording a gain of $683,630 as reported in Footnote 4 of the Company's Notes to Consolidated Financial Statements in the 2004 Annual Report.

     o Please cite any authoritative literature upon which you are relying to support your accounting and disclosures.

     RESPONSE: As previously described, when the assets of SWT were abandoned and control was relinquished to the French courts, the assets were fully written off in accordance with FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

     Per FAS 141, par. 44-46, in instances where there is an excess of fair value of acquired assets over the cost, certain assets are to be reduced to zero, however some assets, such as cash, are not reduced. The remaining excess is recorded as an extraordinary gain (according to APB 30). As the Company paid less than fair market value for the net assets of SWT, there was a gain that was required to be recorded in the financial statements.

U.S. Securities and Exchange Commission
August 22, 2005
Page 6

     As there was a loss recorded upon the original insolvency, and this loss was recorded through discontinued operations, it was appropriate for the gain to be recorded through discontinued operations. Additionally, the reacquisition of SWT was an extraordinary item as it met the criteria of unusual in nature and infrequent in occurrence per APB 30.



NOTE 16 - CONTINGENCIES AND COMMITMENTS, PAGE 48

6. We note that you are the defendant in 123 asbestos related lawsuits at December 31, 2004. Please tell us and revise future filings to disclose the following concerning these contingencies:

     o   The total damages alleged at each balance sheet date;

     o The total claims pending, filed, dismissed and settled at each balance sheet date;

     o   The average costs per settled claim.

     For reference see SAB Topic 5:Y, and paragraphs 9 and 10 of SFAS 5. Also, confirm, if true, that your SFAS 5 accrual assessments are done on a gross basis (before consideration of expected insurance proceeds, if any). If not the case, tell us how you have complied with the guidance at SFAS 5.

     RESPONSE:

     With respect to the information requested in the first bullet point, the Company is not able to provide total damages alleged at each balance sheet date. Complaints in personal injury matters like asbestos cases typically seek a figure in excess of jurisdictional minimums (usually $50,000.) The actual valuation of any claim can only be accomplished as discovery develops information specific to each case. The complaints we have seen thus far name the Company as one in a very large group of defendants. The discovery process then serves to narrow the group of likely liable defendants. The discovery process also develops specific information about the medical condition of each plaintiff. Some complaints do identify medical indicia (i.e. mesothelioma, cancer) which can be used to identify those cases as potentially large. However, even in those cases, the plaintiff still has to develop in discovery that there was exposure to a Company product, that the illness is as severe as plaintiff alleges in the complaint, and that the exposure to the Company product caused the illness. Many complaints state in a general way only the plaintiff has suffered injury as a result of purported exposure; there is no way to quantify the value of a case pleaded in that fashion until discovery is complete. In sum, the real value of a claim usually cannot be ascertained from the complaint alone. It is only after the defense verifies the seriousness of the plaintiff's illness and the likelihood that the jury will find that the illness was caused by exposure to asbestos in a Company product that the exposure to the Company can be determined.

U.S. Securities and Exchange Commission
August 22, 2005
Page 7


     As discussed with the Staff, the Company does not believe that the information requested in the second and third bullet points is relevant to investors and that disclosure of the information could adversely affect the Company because it might prompt plaintiff attorneys to bring frivolous asbestos suits against the Company in hopes of obtaining a fast settlement. To date, the cost of defending and settling all asbestos litigation has been paid by the Company's insurers. The Company believes that the cost of defending and settling all pending and future asbestos litigation similarly will be paid by the Company's insurers and that these claims will not have a material adverse affect on the Company's financial position or results of operations.

     The Company confirms that its SFAS 5 accrual assessments are made on a gross basis (before consideration of expected insurance proceeds, if any); however, for the reasons discussed in the first paragraph, the Company believes that the amount of loss with respect to any asbestos claim cannot be reasonably estimated and, therefore, that the Company is not required to accrue for such claims under SFAS 5.



     The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If any member of the Staff has questions, please do not hesitate to contact the undersigned at (651) 604-9638 or the Company's counsel, Christin R. Cerullo at (215) 569-5744.


                                       Sincerely,


                                       /s/ William J. Kullback,
                                       Chief Financial Officer
cc:  Mark S. Gorder
     Francis E. Dehel
     Christin R. Cerullo